

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

May 31, 2016

<u>Via E-mail</u>
Brad Farrell
Chief Financial Officer and Treasurer
Two Harbors Investment Corp.
590 Madison Avenue, 36th Floor
New York, New York

     **Re:    Two Harbors Investment Corp.**
             **Form 10-K for Fiscal Year End December 31, 2015**
             **Filed February 26, 2016**
             **File No. 001-34506**

Dear Mr. Farrell:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Definitive Proxy Statement filed March 31, 2016</u>

<u>Management Agreement with PRCM Advisers LLC, page 25</u>

1. We note your disclosure that you reimburse PRCM Advisers for the compensation paid by Pine River to its employees serving as your Chief Financial Officer and General Counsel, and that these persons are named executive officers.  In future Exchange Act reports, please revise your disclosure to quantify the amount reimbursed to PRCM Advisers for the allocable share of the compensation paid by Pine River to its personnel serving as your named executive officers.  Please also supplementally provide us your analysis as to why you believe Item 402 disclosure for these amounts reimbursed is not required or not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director, Office of Real
Estate and Commodities

Cc:     Rebecca B. Sandberg
          General Counsel and Secretary
          Two Harbors Investment Corp.